

Mail Stop 4631

March 25, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, MI 48162-3390

> **RE:** **Form 10-K for the fiscal year ended April 25, 2009**
> **Form 10-Q for the period ended January 23, 2010**
> **Definitive Proxy Statement on Schedule 14A filed July 1, 2009**
> **File No. 001-09656**

Dear Mr. Riccio:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief